INTERACTIVE BROKERS LLC
(SEC I.D. No. 8-47257)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Interactive Brokers LLC
Table of Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel.: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and the Members of
Interactive Brokers LLC
Greenwich, CT

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Interactive Brokers LLC (the “Company”) as of December 31, 2021 and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2022

We have served as the Company’s auditor since 1994.

Interactive Brokers LLC
Statement of Financial Condition
As of December 31, 2021

(Dollars in millions)

Assets

Cash and cash equivalents	$	1,263
Cash segregated for regulatory purposes		3,142
Securities segregated for regulatory purposes		15,121
Securities borrowed		3,534
Securities purchased under agreements to resell		4,380
Financial instruments owned, at fair value		49
Receivables		
Customers (net of allowance for credit losses accounts of $6)		51,430
Brokers, dealers and clearing organizations		2,997
Affiliates		133
Interest		107
Total receivables		54,667
Other assets		226
Total assets	$	82,382
Liabilities and members' equity		
Liabilities		
Short-term borrowings	$	26
Payables to customers		64,746
Securities loaned		10,809
Financial instruments sold, but not yet purchased, at fair value		19
Other payables		
Brokers, dealers and clearing organizations		209
Accounts payable, accrued expenses and other liabilities		190
Affiliates		89
Interest		10
Total other payables		498
Total liabilities		76,098
Members' capital		6,284
Total liabilities and members' capital	$	82,382

See accompanying notes to the statement of financial condition.

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

1. Organization and Nature of Business

Interactive Brokers LLC (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and various securities and commodities exchanges. The Company is also a member of the National Futures Association ("NFA") and is registered with Commodity Futures Trading Commission ("CFTC") as a Futures Commission Merchant and a Foreign Exchange Dealer.

The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries securities accounts for customers and is subject to the requirements of Rule 15c3-3 under the Exchange Act (the "Customer Protection Rule") pertaining to the possession or control of customer-owned assets and reserve requirements. The Company carries customer commodities accounts and is subject to the segregation requirements of the Commodity Exchange Act. The Company is also subject to the requirements of Rule 15c3-1 under the Exchange Act (the "Uniform Net Capital Rule") and the CFTC's minimum financial requirements (Regulations 1.17 and 5.7).

The Company is 99.9% owned by IBG LLC (the "Parent"), a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include the allowance for credit losses, compensation and other accruals, and contingency reserves.

Fair Value

Substantially all of the Company's assets and liabilities, including financial instruments are carried at fair value based on published market prices and are marked to market, or are assets and liabilities which are short-term in nature and are carried at amounts that approximate fair value.

The Company applies the fair value hierarchy in accordance with FASB ASC Topic 820, "Fair Value Measurement" ("ASC Topic 820"), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2   Quoted prices for similar assets in an active market, quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

Financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value are generally classified as Level 1 of the fair value hierarchy. The Company's Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include active listed stocks, options and U.S. government securities.

Currency forward contracts are valued using broadly distributed bank and broker prices, and are classified as Level 2 of the fair value hierarchy since inputs to their valuation can generally be corroborated by market data. Precious metals are valued using an internal model, which incorporates the exchange-traded futures price of the underlying instruments, benchmark interest rates and estimated storage costs, and are classified as Level 2 of the fair value hierarchy since the significant inputs to their valuation are observable. Other securities that are not traded in active markets are also classified as Level 2 of the fair value hierarchy. Level 3 financial instruments are comprised of securities that have been delisted or otherwise are no longer tradable in active markets and have been valued by the Company based on internal estimates.

Current Expected Credit Losses

The Company follows FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

The impact to the current period is not material since the Company's in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of reporting the difference between the fair value of the collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses and clearing banks.

Cash and Securities – Segregated for Regulatory Purposes

As a result of customer activities, the Company is obligated by rules mandated by its primary regulator to segregate or set aside cash or qualified securities to satisfy such regulations, which have been promulgated to protect customer assets. Restricted cash represents cash and cash equivalents that are subject to withdrawal or usage restrictions. Cash segregated for regulatory purposes meets the definition of restricted cash.

At December 31, 2021, securities segregated for regulatory purposes consisted of U.S. government securities of $4.7 billion and securities purchased under agreements to resell of $10.4 billion, which amounts approximate fair value.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require the Company to provide counterparties with collateral, which may be in the form of cash, letters of credit or other securities. With respect to securities loaned, the Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as permitted contractually. The Company's policy is to net, in the statement of financial condition, securities borrowed and securities loaned contracts entered into with the same counterparty that meet the offsetting requirements prescribed in FASB ASC Topic 210-20, "Balance Sheet – Offsetting" ("ASC Topic 210-20").

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are reported as collateralized financing transactions, are recorded at contract value, which approximates fair value. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions. The Company's policy is to net, in the statement of financial condition, securities purchased under agreements to resell transactions and securities sold under agreements to repurchase transactions entered into with the same counterparty that meet the offsetting requirements prescribed in ASC Topic 210-20.

Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instrument transactions are accounted for on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased are stated at fair value based upon quoted market prices, or if not available, are valued by the Company based on internal estimates (see *Fair Value* above). The Company's financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are reported as financial instruments owned and pledged as collateral in the statement of financial condition.

The Company also enters into currency forward contracts. These transactions, which are also accounted for on a trade date basis, are agreements to exchange a fixed amount of one currency for a specified amount of a second currency at completion of the currency forward contract term. Unrealized mark to market gains and losses on currency forward contracts are included in financial instruments owned, at fair value or financial instruments sold, but not yet purchased, at fair value in the statement of financial condition.

Currency Spot and Forward Contracts

The Company enters into currency swap contracts for customer funds denominated in foreign currencies to obtain U.S. dollars, with a locked-in rate of return, for the purpose of making bank deposits denominated in U.S. dollars to satisfy regulatory segregation requirements and on behalf of its affiliates. A currency swap contract is an agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and exchange back a specified amount at completion of the swap term (i.e., the forward contract). Interest rate differences, between currencies, are captured in the contractual swap rates. The Company also executes currency spot contracts on behalf of its customers and affiliates. These currency spot and forward transactions are recorded on a trade date basis at fair value based on distributed bank and broker prices. Included in receivables from and payables to brokers, dealers and clearing organizations are $3 and $1, respectively, which represent unsettled amounts of currency spot and forward contracts at December 31, 2021.

Customer Receivables and Payables

Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of customers. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reported in the statement of financial condition.

Receivables from institutional non-cleared customers and payables for execution and clearing fees are included in other assets and accounts payable, accrued expenses and other liabilities, respectively, in the statement of financial condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations include net receivables and payables from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and cash deposits. Payables to brokers, dealers and clearing organizations also include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive").

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

Interest

Interest is accrued on customer margin balances, securities borrowed and securities loaned contract amounts, securities purchased under agreements to resell, securities sold under agreements to repurchase, interest bearing assets and liabilities included in financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value. Interest is included in interest receivable and interest payable in the statement of financial condition.

Property, Equipment and Intangible Assets

Property and equipment, which are included in other assets in the statement of financial condition, consist of leasehold improvements, computer equipment, computer software, office furniture and equipment, and intangible assets acquired.

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives of five years and tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the statement of financial condition. Fully depreciated (or amortized) assets are retired periodically throughout the year.

Leases

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the company the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the statement of financial condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company's secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

The Company's leases are classified as operating leases and consist of real estate leases for office space, data centers and other facilities. Each lease liability is measured using the Company's secured incremental borrowing rate, which is based on an internally developed yield curve using interest rates of third parties' corporate debt issued with a similar risk profile as the Company and a duration similar to the lease term. The Company's leases have remaining terms of one to five years, some of which include options to extend the lease term, and some of which include options to terminate the lease upon notice. The Company considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Company is reasonably certain it will exercise such option.

The Company's operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable and not based on an index or rate, and as a result, are not included in the measurement of the right-of-use asset or lease liability.

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

Stock-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation - Stock Compensation" ("ASC Topic 718"), to account for its employees' participation in IBG, Inc.'s stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the statement of financial condition using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of the grant, thereby establishing the fair value of each grant.

Awards granted under stock-based compensation plans are subject to the plans' post-employment provisions in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will be eligible to earn 50% of previously granted but not yet earned awards, unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of previously granted but not yet earned awards.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid. Determining income tax requires significant judgment and estimates.

The Company records tax liabilities in accordance with ASC Topic 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in payments that are different from the current estimates of these tax liabilities.

The Company operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

FASB Standards Adopted During 2021

Standard	Summary of guidance	Effect on statement of financial condition
Income Taxes (Topic 740) *Issued December 2019*	• Simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740.	• Adopted January 1, 2021. • The adoption of the changes did not have a material impact on the Company's statement of financial condition.

FASB Standards issued but not adopted as of December 31, 2021

Standard	Summary of guidance	Effect on statement of financial condition
Business Combinations (Topic 805) *Issued October 2021*	• Requires companies to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, "Revenue from Contracts with Customers". At the acquisition date, an acquirer should account for the related revenue contracts as if it had originated the contracts.	• Effective date: January 1, 2023. • The changes are not expected to have a material impact on the Company's statement of financial condition.

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

3. Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities brokerage services. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;

- defined risk management policies and procedures supported by a rigorous analytic framework; and

- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, its capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from foreign currency exchange rate fluctuations and changes in interest rates. The following discussion describes the types of market risk faced:

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. The Company manages this risk using spot (i.e., cash) currency transactions and currency forward contracts.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances and fixed income securities. These risks are managed through investment policies and by entering into interest rate futures contracts, as needed.

Credit Risk

The Company is exposed to the risk of loss if a customer, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company's credit risk is limited as contracts entered into are settled directly at securities and commodities clearing houses or are settled through member firms and banks with substantial financial and operational resources. Over-the-counter transactions, such as securities lending, are marked to market daily and are conducted with counterparties that have undergone a thorough credit review. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

In the normal course of business, the Company executes, settles and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(Dollars in millions, unless otherwise noted)

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities lending agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values daily and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2021, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in the statement of financial condition to settle futures and certain over-the-counter contracts at contracted prices, which may require repurchase or sale of the underlying products in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such contracts may exceed the amounts reported in the Company's statement of financial condition.

4. Financial Assets and Financial Liabilities

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The tables below present, by level within the fair value hierarchy (see Note 2), financial assets and liabilities, measured at fair value on a recurring basis as of December 31, 2021. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Level 1		Level 2		Level 3		Total
Securities segregated for regulatory purposes	$	4,729	$	—	$	—	$	4,729
Financial instruments owned, at fair value							
Precious metals		—		10		—		10
Currency forward contracts		—		39		—		39
Total financial instruments owned, at fair value		—		49		—		49
Other assets		147		—		—		147
Total financial assets at fair value	$	4,876	$	49	$	—	$	4,925
Financial instruments sold, but not yet purchased, at fair value							
Precious metals	$	—	$	10	$	—	$	10
Currency forward contracts		—		9		—		9
Total financial instruments sold, but not yet purchased, at fair value		—		19		—		19
Accounts payable, accrued expenses and other liabilities		147		—		—		147
Total financial liabilities at fair value	$	147	$	19	$	—	$	166

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

Financial Assets and Liabilities Not Measured at Fair Value

The table below represents the carrying value, fair value and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition as of December 31, 2021. The table below excludes all non-financial assets and liabilities.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets, not measured at fair value:					
Cash and cash equivalents	$ 1,263	$ 1,263	$ 1,263	$ —	$ —
Cash segregated for regulatory purposes	3,142	3,142	3,142	—	—
Securities segregated for regulatory purposes	10,392	10,392	—	10,392	—
Securities borrowed	3,534	3,534	—	3,534	—
Securities purchased under agreements to resell	4,380	4,380	—	4,380	—
Receivables from customers	51,430	51,430	—	51,430	—
Receivables from brokers, dealers and clearing organizations	2,997	2,997	—	2,997	—
Receivables from affiliates	133	133	—	133	—
Interest receivable	107	107	—	107	—
Other assets	8	9	—	2	7
Total financial assets, not measured at fair value:	$ 77,386	$ 77,387	$ 4,405	$ 72,975	$ 7
Financial liabilities, not measured at fair value:					
Short-term borrowings	$ 26	$ 26	$ —	$ 26	$ —
Payables to customers	64,746	64,746	—	64,746	—
Securities loaned	10,809	10,809	—	10,809	—
Payables to brokers, dealers and clearing organizations	209	209	—	209	—
Payables to affiliates	89	89	—	89	—
Interest payable	10	10	—	10	—
Total financial liabilities, not measured at fair value:	$ 75,889	$ 75,889	$ —	$ 75,889	$ —

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(Dollars in millions, unless otherwise noted)

Netting of Financial Assets and Financial Liabilities

The Company's policy is to net securities borrowed and securities loaned, and securities purchased under agreements to resell and securities sold under agreements to repurchase that meet the offsetting requirements prescribed in ASC Topic 210-20. In the tables below, the amounts of financial instruments that are not offset in the statement of financial condition, but could be netted against cash or financial instruments with specific counterparties under master netting agreements, according to the terms of the agreements, including clearing houses or over the counter currency forward contract counterparties, are presented to provide financial statement readers with the Company's net payable or receivable with counterparties for these financial instruments.

The table below presents the netting of financial assets and of financial liabilities as of December 31, 2021:

	Gross Amounts of Financial Assets and Liabilities Recognized	Amounts Offset in the Statement of Financial Condition [2]	Net Amounts Presented in the Statement of Financial Condition	Amounts Not Offset in the Statement of Financial Condition (Cash or Financial Instruments)	Net Amount
Offsetting of financial assets					
Securities segregated for regulatory purposes – purchased under agreement to resell	$ 10,392 [1]	$ —	$ 10,392	$ (10,392)	$ —
Securities borrowed	3,534	—	3,534	(3,462)	72
Securities purchased under agreement to resell	4,380	—	4,380	(4,380)	—
Financial instruments owned, at fair value					
Currency forwards contracts	39	—	39	—	39
Total	$ 18,345	$ —	$ 18,345	$ (18,234)	$ 111
Offsetting of financial liabilities					
Securities loaned	$ 10,809	$ —	$ 10,809	$ (10,095)	$ 714
Financial instruments sold, but not yet purchased at fair value					
Currency forwards contracts	9	—	9	—	9
Total	$ 10,818	$ —	$ 10,818	$ (10,095)	$ 723

_____

(1)   As of December 31, 2021, the Company had $10.4 billion of securities purchased under agreements to resell that were segregated to satisfy regulatory requirements. These securities are included in "Securities segregated for regulatory purposes" in the statement of financial condition.

(2)   The Company did not have any balances eligible for netting in accordance with ASC Topic 210-20 at December 31, 2021.

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

Secured Financing Transactions – Maturities and Collateral Pledged

The table below presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral pledged as of December 31, 2021:

	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 days	30 - 90 days	Over 90 days	Total
Securities loaned					
Stocks	$ 10,755	$ —	$ —	$ —	$ 10,755
Corporate bonds	51	—	—	—	51
Foreign government securities	3	—	—	—	3
Total	$ 10,809	$ —	$ —	$ —	$ 10,809

5. Collateralized Transactions

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to obtain securities for settlement and to earn residual interest rate spreads. In addition, the Company's customers pledge their securities owned to collateralize margin loans. Under these transactions, the Company either receives or provides collateral, including equity, corporate debt and U.S. government securities. Under typical agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure securities purchased under agreements to resell, enter into securities lending transactions or deliver these securities to counterparties to cover short positions.

The Company also engages in securities financing transactions with and for customers through margin lending. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. Customers' required margin levels and established credit limits are monitored continuously by risk management staff using automated systems. Pursuant to the Company's policy and as enforced by such systems, customers are required to deposit additional collateral or reduce positions, when necessary to avoid automatic liquidation of their positions.

Margin loans are extended to customers on a demand basis and are not committed facilities. Factors considered in the acceptance or rejection of margin loans are the amount of the loan, the degree of leverage being employed in the customer account and an overall evaluation of the customer's portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral. Additionally, transactions relating to concentrated or restricted positions are limited or prohibited by raising the level of required margin collateral (to 100% in the extreme case). The underlying collateral for margin loans is evaluated with respect to the liquidity of the collateral positions, valuation of securities, volatility analysis and an evaluation of industry concentrations. Adherence to the Company's collateral policies significantly limits the Company's credit exposure to margin loans in the event of a customer's default. Under margin lending agreements, the Company may request additional margin collateral from customers and may sell securities that have not been paid for or purchase securities sold but not delivered from customers, if necessary. At December 31, 2021, approximately $51.4 billion of customer margin loans were outstanding.

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

The table below presents a summary of the amounts related to collateralized transactions as of December 31, 2021:

	Permitted to Repledge	Sold or Repledged
Securities lending transactions	$ 50,113	$ 5,900
Securities purchased under agreements to resell transactions [1]	14,715	13,956
Customer margin assets	61,369	13,925
	$ 126,197	$ 33,781

_____

(1) As of December 31, 2021, $10.4 billion or 74% of securities acquired through agreements to resell that are shown as repledged have been deposited in a separate bank account for the exclusive benefit of customers in accordance with the Customer Protection Rule.

6. Receivables and Payables from Contracts with Customers

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of December 31, 2021, receivables of $16 are reported in other assets and receivables from affiliates in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized before the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in other assets in the statement of financial condition. As of December 31, 2021, contract asset balances were not material.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized either when a milestone is met triggering the contractual right to bill the customer or when the performance obligation is satisfied. Contract liabilities are reported in accounts payable, accrued expenses and other liabilities in the statement of financial condition. As of December 31, 2021, contract liability balances were not material.

7. Property and Equipment

Property, equipment, and intangible assets, which are included in other assets in the statement of financial condition consist of leasehold improvements, computer equipment, computer software, office furniture and equipment, and intangible assets acquired. The table below presents balances related to property, equipment, and intangible assets as of December 31, 2021:

Leasehold improvements	$ 4
Computer equipment	17
Computer software	1
Office furniture and equipment	2
Intangible assets acquired	4
	28
Less - accumulated depreciation and amortization	(9)
Property and equipment, net	$ 19

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

8. Leases

All of the Company's leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of December 31, 2021, the weighted-average remaining lease term on these leases is approximately 5 years and the weighted-average discount rate used to measure the lease liabilities is approximately 4.19%. For the year ended December 31, 2021, there were no right-of-use assets obtained under new operating leases. The Company's lease agreements do not contain any residual value guarantees, restrictions or covenants.

The table below presents balances reported in the statement of financial condition related to the Company's leases as of December 31, 2021:

Right-of-use assets[1]	$	8
Lease liabilities[1]	$	9

_____

(1) Right-of-use assets are included in other assets and lease liabilities are included in accounts payable, accrued expenses and other liabilities in the Company's statement of financial condition.

The table below reconciles the undiscounted cash flows of the Company's leases as of December 31, 2021 to the present value of its operating lease payments:

2022	$	2
2023		2
2024		2
2025		2
2026		2
Thereafter		—
Total undiscounted operating lease payments		10
Less: imputed interest		(1)
Present value of operating lease liabilities	$	9

9. Employee Incentive Plans

Defined Contribution Plan

The Company offers all employees who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years of service.

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

2007 Stock Incentive Plan

Under IBG, Inc.'s Stock Incentive Plan, up to 30 million shares of IBG, Inc.'s Class A common stock may be issued to satisfy vested restricted stock units granted to directors, officers, employees, contractors and consultants of the Company. The purpose of the Stock Incentive Plan is to promote the Company's long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of IBG, Inc.'s restricted stock units. Stock Incentive Plan awards are subject to issuance over time. All previously granted but not yet earned awards may be canceled by the Company upon the participant's termination of employment or violation of certain applicable covenants before issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. is expected to continue to grant awards on or about December 31 of each year to eligible participants, including employees of the Company, as part of an overall plan of equity compensation. In 2021, the IBG, Inc.'s Compensation Committee approved a change to the vesting schedule for the Stock Incentive Plan. For awards granted on December 31, 2021 onwards, restricted stock units vest and become distributable to participants 20% on each vesting date, which is on or about May 9 of each year, assuming continued employment with the Company and compliance with non-competition and other applicable covenants. The vesting and distribution of grants prior to December 31, 2021 remain in accordance with the following schedule: (a) 10% on the first vesting date, which is on or about May 9 of each year; and (b) an additional 15% on each of the following six anniversaries of the first vesting.

For the year ended December 31, 2021, the Company's employees were granted 267,579 restricted stock units with fair value of $21. Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year (see Note 2). In accordance with the vesting schedule, outstanding awards vest and are distributed to participants yearly on or about May 9 of each year. At the end of each year, no vested awards remain undistributed.

The table below summarizes the Stock Incentive Plan activity for the period indicated:

	Stock Incentive Plan Units [1]	Intrinsic Value of SIP Shares which Vested and were Distributed [2]
Balance, December 31, 2020	1,320,528	
Granted	267,579	
Canceled	(28,058)	
Distributed	(345,637)	$ 24
Balance, December 31, 2021	1,214,412	

_____

(1) Stock Incentive Plan number of granted restricted stock units related to prior years was adjusted by 51,869 additional restricted stock units during the year ended December 31, 2021.

(2) Intrinsic value of SIP units distributed represents the compensation value reported to the participants.

Awards previously granted but not yet earned under the Stock Incentive Plan are subject to the plan's post-employment provisions in the event a participant ceases employment with the Company. Through December 31, 2021, a total of 153,611 restricted stock units have been distributed under these post-employment provisions.

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

10. Commitments, Contingencies and Guarantees

Legal, Regulatory and Governmental Matters

The Company is subject to certain pending and threatened legal, regulatory and governmental actions and proceedings that arise out of the normal course of business. Given the inherent difficulty of predicting the outcome of such matters, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages, the Company is generally not able to quantify the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of their final resolution or the ultimate settlement. Management believes that the resolution of these matters will not have a material effect, if any, on the Company's business or financial condition.

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2021, accruals for potential losses related to legal, regulatory, and governmental actions, and proceedings matters were not material.

Trading Technologies Matter

On February 3, 2010, Trading Technologies International, Inc. ("Trading Technologies") filed a complaint in the U.S. District Court for the Northern District of Illinois, Eastern Division, against IBG LLC and the Company (the "Defendants"). The complaint, as amended, alleged that the Defendants infringed twelve U.S. patents held by Trading Technologies. Trading Technologies sought damages and injunctive relief. The Defendants asserted numerous defenses to Trading Technologies' claims.

The asserted patents were the subject of petitions before the United States Patent and Trademark Office ("USPTO") seeking Covered Business Method Review ("CBM Review"). The USPTO Patent Trial Appeal Board ("PTAB") found all claims of ten of the twelve asserted patents to be invalid. Of the remaining two patents, 53 of the 56 claims of one patent were held invalid and the other patent survived CBM Review proceedings. Appeals were filed by either the Defendants or Trading Technologies on all PTAB determinations.

The United States Court of Appeals for the Federal Circuit affirmed the PTAB's CBM Review determinations that eight patents were invalid and vacated the CBM Review determinations of invalidity for four patents, concluding that these patents were not eligible for CBM Review. The District Court proceedings on the four patents where the CBM Review determinations had been vacated thereafter resumed in March 2019. All four patents have since expired.

In June 2021, the District Court granted summary judgment in favor of the Defendants, finding that two of the remaining four patents were invalid. The District Court trial with respect to the two remaining patents began on August 6, 2021. At trial, Trading Technologies sought damages of $962.4 and a finding of willful infringement to support a later request for an award of enhanced damages. The Defendants believed and continue to believe that Trading Technologies' damages request was unrealistic and without merit, and was inconsistent with license agreements involving the same patents and with prior settlement agreements with unrelated third parties.

On September 7, 2021, the jury rendered its verdict finding that the Defendants infringed the two patents, but did not willfully infringe either patent, finding that the two patents were not invalid and awarding $6.6 in damages to Trading Technologies.

On October 5, 2021, Trading Technologies filed motions for a new trial on damages and willfulness, and to amend the judgment to include pre-judgment and post-judgment interest. On October 7, 2021, Trading Technologies filed a Bill of Costs seeking to recover certain litigation costs. Defendants opposed each of these motions. On January 11, 2022, the District Court granted in part and denied in part Trading Technologies' motion seeking pre-judgment and post-judgment interest, denying the amount Trading Technologies was seeking, but awarding Trading Technologies pre-judgment interest in the amount of $2 and post-judgment interest in an amount to be calculated pursuant to the Court's orders. On February 22, 2022, the District Court denied in its entirety Trading Technologies' motion seeking a new trial on damages and willfulness. Trading Technologies' Bill of Costs motion is still pending. The Defendants continue to believe in the invalidity of the two patents that were the subject of the jury verdict, and which have expired, and are considering their options, including appropriate forums, for proving the ultimate invalidity of such patents.

While it is difficult to predict the ultimate outcome of the matter and litigation is inherently uncertain, the Company believes in the merits of its positions and will defend them vigorously.

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

Class Action Matter

On December 18, 2015, a former individual customer filed a purported class action complaint against the Company, IBG, Inc., and Thomas Frank, Ph.D., IBG, Inc.'s Executive Vice President and Chief Information Officer, in the U.S. District Court for the District of Connecticut. The complaint alleges that the purported class of the Company's customers were harmed by alleged "flaws" in the computerized system used to close out (i.e., liquidate) positions in customer brokerage accounts that have margin deficiencies. The complaint seeks, among other things, undefined compensatory damages and declaratory and injunctive relief.

On September 28, 2016, the District Court issued an order granting the Company's motion to dismiss the complaint in its entirety, and without providing plaintiff leave to amend. On September 28, 2017, plaintiff appealed to the United States Court of Appeals for the Second Circuit. On September 26, 2018, the Court of Appeals affirmed the dismissal of plaintiff's claims of breach of contract and commercially unreasonable liquidation but vacated and remanded back to the District Court plaintiff's claims for negligence. On November 30, 2018, the plaintiff filed a second amended complaint. The Company filed a motion to dismiss the new complaint on January 15, 2019, which was denied on September 30, 2019. On December 9, 2019, the Company filed a motion requesting that the District Court certify to the Connecticut Supreme Court two questions of Connecticut law directly relevant to the motion to dismiss. The Court denied the Company's motion to certify on May 15, 2020. Currently, Plaintiff's motion for class certification is due on March 18, 2022. The Company does not believe that a purported class action is appropriate given the great differences in portfolios, markets and many other circumstances surrounding the liquidation of any particular customer's margin-deficient account. The Company and the related defendants intend to continue to defend themselves vigorously against the case and, consistent with past practice in connection with this type of unwarranted action, any potential claims for counsel fees and expenses incurred in defending the case may be fully pursued against the plaintiff.

"Short Squeeze" Antitrust Litigation

Beginning in late January 2021, more than three dozen federal class-action lawsuits were filed in different jurisdictions against various brokers and other market participants claiming that the defendants acted improperly in restricting trading in the shares of and options on GameStop Corp. and other companies that were subject to unusual trading in January 2021 in what has been referred to as the "Reddit-related short-squeeze". Most of these cases assert federal antitrust claims, including alleging an illegal antitrust conspiracy among the defendants, as well as various state and federal securities-related claims. The Company and its affiliates have been named as defendants in several of these class action lawsuits. The cases were consolidated into a multidistrict litigation ("MDL") and were transferred to the Southern District of Florida on April 1, 2021 for pre-trial proceedings. By the Order dated May 18, 2021, the Court divided the cases into four tranches: (1) antitrust claims ("Antitrust Tranche"); (2) state-law claims against Robinhood entities ("Robinhood Tranche"); (3) state-law claims against other defendants ("Other Broker Tranche"); and (4) federal securities law claims ("Federal Securities Tranche"). The same Order appointed lead plaintiffs' counsel for the Antitrust, Robinhood, and Other Broker Tranches. On July 13, 2021, the plaintiffs voluntarily dismissed the Robinhood Tranche case. Master complaints for the Antitrust and Other Broker Tranche cases were filed on July 26, 2021. The Company was named as a defendant in the antitrust complaint and in two of the initial Federal Securities Tranche complaints, but not in the Other Broker Tranche complaint. On August 30, 2021, he Company and the other defendants named in the antitrust consolidated complaint filed a motion to dismiss the case. On September 21, 2021, the antitrust plaintiffs filed a "corrected" complaint and an opposition to defendants' motion to dismiss. The defendants filed a reply brief on October 5, 2021. By order dated November 17, 2021, the Court granted the defendants' motion to dismiss but allowed plaintiffs to file a final amended complaint. On January 20, 2022, plaintiffs filed an amended consolidated complaint that did not name the Company as a defendant. Lead plaintiffs' counsel in the Federal Securities Tranche filed a consolidated complaint on November 30, 2021. That complaint also did not include the Company as a defendant. As a result, the Company is no longer a party to any of these "short squeeze" class action lawsuits.

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

Regulatory Matters

The Company is subject to regulatory oversight and examination by numerous governmental and self-regulatory authorities. As announced on August 10, 2020, the Company agreed to settle certain matters related to our historical anti-money laundering and Bank Secrecy Act practices and procedures with FINRA, the SEC and the CFTC. As part of the settlements, the Company agreed to pay penalties of $15 to FINRA, $11.5 to the SEC and $11.5 to the CFTC, plus approximately $700 thousand in disgorgement. In addition, the Company agreed to continue the retention of an independent consultant to review the implementation of our enhanced compliance practices and procedures. The Company is also cooperating with a United States Department of Justice inquiry concerning these matters, and while its outcome cannot be predicted, the Company does not believe that the resolution of this inquiry is likely to have a materially adverse effect on its financial condition.

Guarantees

The Company provides guarantees to securities and commodities clearing houses and exchanges which meet the accounting definition of a guarantee under FASB ASC Topic 460, "Guarantees." Under standard membership agreements, clearing house and exchange members are required to guarantee collectively the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities they have posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers with the respective clearing houses. If a customer fails to fulfill its settlement obligations, the Company must fulfill those settlement obligations. No contingent liability is carried on the statement of financial condition for such customer obligations.

Other Commitments

Certain clearing houses, clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the obligations of the Company to the respective clearing organizations.

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

11. Related Party Transactions

The Company's related party transactions are mainly conducted with its parent, IBG LLC, IBKR Securities Services LLC (formerly, Timber Hill LLC), Interactive Brokers Corp., Interactive Brokers Canada Inc., Interactive Brokers (U.K.) Limited, Covestor, Inc. and its subsidiary, Covestor Limited, Interactive Brokers Ireland Limited, Interactive Brokers Luxembourg SARL, IBKR Financial Services AG and its subsidiary, Global Financial Information Services GmbH, Interactive Brokers Central Europe Zrt., Interactive Brokers Hong Kong Limited, IB Business Services (Shanghai) Company Ltd., Interactive Brokers Securities Japan, Inc., Interactive Brokers Singapore Pte. Ltd., and Interactive Brokers Australia Pty Limited. All related party transactions have been executed under arm's length conditions.

In the normal course of business, the Company enters into securities transactions such as trade execution, securities lending, and securities purchased under agreements to resell transactions with affiliates. The Company also shares administrative, financial and technological resources with affiliates.

Included in receivables from and payables to customers in the statement of financial condition are accounts receivable from and payable to directors, officers and affiliate customer accounts.

Included in the statement of financial condition are the following amounts with related parties as of December 31, 2021:

Assets		
Securities borrowed	$	873
Receivables from customers		9,752
Receivables from brokers, dealers and clearing organizations		381
Receivables from affiliates		133
Other receivables: interest		15
Total assets with related parties	$	11,154
Liabilities		
Securities loaned	$	1,591
Payables to customers		6,201
Payables to brokers, dealers and clearing organizations		17
Payables to affiliates		89
Interest payable		7
Total liabilities with related parties	$	7,905

Interactive Brokers LLC
Notes to Statement of Financial Condition
December 31, 2021
(*Dollars in millions, unless otherwise noted*)

12. Segregation of Funds and Reserve Requirements

As a result of customer activities, the Company is obligated by rules mandated by its primary regulators, the SEC and the CFTC, to segregate or set aside cash or qualified securities to satisfy such rules which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which cash or securities are deposited as required to conduct of day-to-day clearance activities.

In accordance with the Customer Protection Rule, the Company is required to maintain separate bank accounts for the exclusive benefit of customers. At December 31, 2021, the Company held cash of $1,470 and securities purchased under agreements to resell with a carrying value of $9,883 to satisfy this requirement.

During the period ended December 31, 2021, the Company performed the computations for the assets in the proprietary accounts of brokers (commonly referred to as "PAB") in accordance with the customer reserve computation set forth under the Customer Protection Rule. At December 31, 2021, the Company held securities purchased under agreements to resell with a carrying value of $509 to satisfy this requirement.

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2021, the Company had cash and securities of $6,042; receivables from brokers, dealers and clearing organizations of $1,962; and commodities option contracts with net long market values of $153 segregated to satisfy this requirement. At December 31, 2021, the net market values of long and short commodity option contracts were included in receivables from brokers, dealers and clearing organizations.

In accordance with CFTC Regulation 30.7, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of foreign boards of trade. At December 31, 2021, the Company had cash and securities in the amount of $359 and receivables from brokers, dealers and clearing organizations of $254 segregated to satisfy this requirement.

In accordance with NFA Financial Requirements Section 14, the Company is required to hold amounts, equal to or in excess of its retail forex obligation, at one or more qualifying institutions in the U.S. or money center countries (as defined in CFTC Regulation 1.49). NFA authorized the Company to utilize its daily securities reserve computations performed in accordance with the Customer Protection Rule to satisfy this requirement.

13. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, equal to the greater of $250 thousand or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the CFTC's minimum financial requirements (Regulation 1.17), which require it to maintain minimum net capital, as defined, equal to the greater of (a) $20 plus 5% of total retail forex obligations in excess of $10, or (b) 8% of the total commodities risk margin requirement for all positions carried in customer and non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debit balances arising from customer transactions. At December 31, 2021, the Company had net capital of $5,581, which was $4,580 in excess of the required net capital of $1,001.

14. Subsequent Events

As required by FASB ASC Topic 855, "Subsequent Events", the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. Except as disclosed above and in Note 10, no other recordable or disclosable events occurred.

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